Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes (i) an updated version of the December 17, 2010 BMO Investor Presentation, (ii) supplemental BMO Investor Presentation materials, and (iii) the December 17, 2010 press release announcing BMO Financial Group’s acquisition of Marshall & Ilsley Corporation, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the

Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Presentation Transforming BMO's U.S. Platform Acquisition of Marshall & Ilsley Corp December 17 ? 2010 [Updated on December 19, 2010]

Forward Looking Statements & Non-GAAP Measures Cautionary Statement Regarding Forward-Looking Information Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, statements with respect to the acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "will", "should", "may", "could" and other similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I's customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO's 2010 Annual Report. A significant amount of M&I's business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. In calculating certain pro-forma impacts of the transaction and the $800 million in additional common equity on our Tier 1 capital ratio and common equity ratio we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) prior to December 16 and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non- common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimate. Our estimates of expected RWA and capital deductions for M&I at closing are based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflected our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at October 31, 2010 or as close to October 31, 2010 as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. Assumptions about current and expected capital requirements, M&I's revenues and expenses, potential for earnings growth as well as costs associated with the transaction, and expected synergies were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO's earnings in 2013. In setting out our estimated credit mark, we considered our analysis of the M&I portfolio, our assumptions regarding consumer behaviour, future real estate market conditions and general economic conditions. Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating transaction and integration costs. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Non-GAAP Measures Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal's Fourth Quarter 2010 Earnings Release and Bank of Montreal's 2010 Management's Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations. Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs. Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

Additional Information for Stockholders In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.bmo.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents" or from M&I by accessing M&I's website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings." BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO's 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Transforming BMO's U.S. Operations Delivers compelling transaction economics BMO's strong capital position will be maintained Capitalizes on opportune economic, regulatory and market environment Extensive due diligence on loan portfolio and prudent loan valuation Strategicall y Compelling Financially Attractive Excellent Cultural Fit uuu Consistent with BMO's strategy of expanding our U.S. business Transforms and strengthens BMO's U.S. operations by increasing scale and combining the best from both organizations Positions the business for growth through exposure to M&I's multiple markets Combines two organizations with strong customer focus Consistent values, vision and culture

Transaction Summary

C$ unless otherwise indicated

Purchase Price	US$7.75 per M&I common share or US$4.1 billion
Transaction Structure	100% stock consideration at a fixed exchange ratio of 0.1257 BMO common shares per M&I common share
Pro-forma Ownership[1]	Current BMO shareholders ~89%; M&I shareholders ~11%
TARP Repayment	Repayment of US$1.7 billion of preferred shares, accrued and unpaid dividends, as well as outstanding warrants
Common Equity Issuance	Intend to issue $800 million of BMO common shares prior to closing
Estimated Pre-tax Cost Synergies	~$250 million
Transaction Economics	Estimated IRR >15%; accretive to cash EPS[2] in Year 2 (2013); attractive valuation multiples
Regulatory Capital Impact	Basel II Tier 1 Ratio[3]: ~170 bps Basel III Common Equity Ratio[3,4]: ~110 bps
Expected Closing Date	Fiscal Q3 2011
Required Approvals	Regulatory and M&I shareholders (50.1% threshold)

1. Pro-forma ownership percentages calculated prior to any subsequent common equity issuance.
2. Non-GAAP measure, see slide 1 of the presentation and page 91 of BMO's 2010 Annual Report
3. Pro-forma capital ratios as at October 31, 2010 include intended common equity raise of $800 million.
4. Basel III figures as at October 31, 2010 are estimated based on Basel III 2019 rules announced prior to December 16th and the impact of certain key changes associated with the adoption of IFRS. Refer to Bank of Montreal Management's Discussion and Analysis for fiscal 2010 for further details.

BMO Financial Group
Acquisition of Marshall & Ilsley Corp. · December 17, 2010
4

Chicagoland 216* Greater Vancouver 74* Greater Toronto 202* Greater Montreal 94* Greater Edmonton 37* Greater Calgary 42* Greater Winnipeg 27* Halifax / Saint John 22* BMO's Pro-forma North American Footprint BMO Branches - 910 locations Harris Private Banking (Wealth Mgmt) Harris Bank Branches - 312 locations BMO Capital Markets * Combined retail locations in major urban centers M&I (Marshall & Ilsley) Branches - 374 locations Greater Milwaukee 96* Greater Minneapolis 37* Greater Phoenix 48* Greater Indianapolis 42* Florida 39* Source: SNL Financial and Company Disclosure

374 branches $52 billion in assets $40 billion in loans $38 billion in deposits #1 bank by deposit market share in Wisconsin AUM of $33 billion and AUA of $129.3 billion Trust offices in 13 states Diversified Lines of Business Business Highlights1 Overview of M&I Top M&I Markets by Deposits US$ unless otherwise indicated LTM Revenue US$2.5 billion Source: SNL Financial and Company Disclosure 1 As at September 30, 2010

C$ billions Expanding Presence and Scale in the U.S. Source: SNL Financial and Company Disclosure. Note: Metrics as at October 31, 2010 for BMO and September 30, 2010 for M&I. Figures do not reflect any transaction adjustments or expected synergies. M&I metrics converted into Canadian dollar equivalent: balance sheet and AUM/AUA converted using 9/30/2010 as at CAD/USD rate of 1.0292; Income statement converted at LTM average CAD/USD rate of 1.0411 1. Balance sheet items based on Q4-2010 average balances. 2. Updated on December 19, 2010 2 2 2 2 2 2 2 2

Capital Overview

- BMO remains well-capitalized and is well-positioned to meet applicable Basel III capital requirements when implemented
- BMO intends to raise approximately $800 million in additional common equity before the transaction is completed, which has been reflected in the pro-forma ratios
  - the benefit of anticipated retained earnings growth prior to closing has not been reflected
- On a Basel II basis, the pro-forma Q4 2010 Tier 1 Ratio is ~11.7%
- On a Basel III basis, the pro-forma Q4 2010 Common Equity Ratio is ~6.7%

Pro-forma Capital Ratios

	Tier 1 Ratio (%)	Common Equity Ratio (%)
BASEL II[1]		
Q4'10 Reported	13.4%	10.3%
Transaction Impact	~170 bps	~110 bps
Q4'10 Pro-forma	**11.7%**	**9.2%**
BASEL III[1,2]		
Q4'10 Estimate	10.4%	7.8%
Transaction impact	~150 bps	~110 bps
Q4'10 Pro-forma	**8.9%**	**6.7%**

1. Includes M&I's estimated risk weighted assets at closing.
2. Basel III figures as at October 31, 2010 are estimated based on Basel III 2019 rules announced prior to December 16th and the impact of certain key changes associated with the adoption of IFRS. Refer to Bank of Montreal Management's Discussion and Analysis for fiscal 2010 for further details.

BMO Financial Group
Acquisition of Marshall & Ilsley Corp. · December 17, 2010
8

Consumer (US$11.1 billion) CRE (US$12.4 billion) Loan Portfolio Characteristics Total Loans Outstanding US$39.7 billion As at September 30, 2010 C&I (US$16.2 billion) Owner Occupied Commercial Mortgage 26% Investor Owned Commercial Mortgage 71% 1 Diversified loan portfolio mix by both asset class and geography primarily Midwestern footprint Retail portfolio consists primarily of residential secured loans Predominately prime Home Equity primarily in WI (36%) with approximately 37% of the portfolio located in non-footprint states due to a wholesale origination channel. C&I portfolio consists of a diversified base of small business, middle market, large corporate and public sector customers across various industries and regions. CRE portfolio comprised primarily of Investor Owned Commercial Mortgages Continued credit stabilization and improving asset quality of loan portfolio over recent quarters M&I has actively managed its loan portfolio to mitigate credit risks Non-performing loans as a percentage of total loans have fallen since 2009 to ~4.0% Stressed C&D portfolio now represents only 9% of total loans vs. 23% in Q3 2007 Note: Loan portfolio detail based upon stratifications provided during the Q3 2010 call report. 1. Other C&I includes Portfolio Segments that are each <5% of the total. 1. Other C&I includes Portfolio Segments that are each <5% of the total. 1. Other C&I includes Portfolio Segments that are each <5% of the total.

Review of M&I's loan portfolios utilized: extensive bank resources for internal loan file reviews and data analysis augmented by third party portfolio analyses and discussions with management Individual credit files reviewed by approximately 50 BMO and Harris senior risk professionals to assess risk profile and credit mark On-site team conducted extensive review of commercial portfolio (over 2,500 loan files) providing coverage across all major asset types, geography and segments Detailed analysis of consumer portfolios completed Also engaged two outside specialist firms to provide independent credit mark assessment Additional "deep dive" due diligence conducted into specialized portfolio segments exhibiting higher risks Extensive Loan Portfolio Due Diligence Conducted Overview of Credit Mark Extensive Due Diligence Process Note: Portfolio breakdown illustrated here is based on stratification from credit due diligence and may not tie directly to the Q3 2010 call report data on page 9. 1. Total excludes $0.9 billion indirect auto loan sale executed in Q4 2010. 2. Through the cycle losses based on average loan portfolio balance since December 31, 2007 of US$45 billion.

Clear Path Forward Mark Furlong: CEO of combined U.S. P&C business Ellen Costello: CEO of Harris Financial Corp. (U.S. Holding Company) and U.S. Country Head for BMO Financial Group Combine top management talent from both companies Leveraging significant prior integration experience of both companies Strong execution team focused on project management and driving results Experienced dedicated teams to manage run-off loan portfolios and loss mitigation Plan to convert systems to one combined technology and operations platform Will ensure business-as-usual for customers Capturing ~$250 million in identified cost savings with transaction and restructuring charges of ~$540 million Strong US Managemen t Team Focused on Integration Execution

Q&A

Investor Relations Contact Information VIKI LAZARIS Senior Vice President 416.867.6656 viki.lazaris@bmo.com E-mail: investor.relations@bmo.com www.bmo.com/investorrelations Fax: 416.867.3367 TERRY GLOFCHESKIE Director 416.867.5452 terry.glofcheskie@bmo.com

Additional Information Transforming BMO's U.S. Platform Acquisition of Marshall & Ilsley Corp December 19 ? 2010

Forward Looking Statements & Non-GAAP Measures Cautionary Statement Regarding Forward-Looking Information Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, statements with respect to the acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "will", "should", "may", "could" and other similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I's customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO's 2010 Annual Report. A significant amount of M&I's business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. In calculating certain pro-forma impacts of the transaction and the $800 million in additional common equity on our Tier 1 capital ratio and common equity ratio we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) prior to December 16 and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non- common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimate. Our estimates of expected RWA and capital deductions for M&I at closing are based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflected our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at October 31, 2010 or as close to October 31, 2010 as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. Assumptions about current and expected capital requirements, M&I's revenues and expenses, potential for earnings growth as well as costs associated with the transaction, and expected synergies were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO's earnings in 2013. In setting out our estimated credit mark, we considered our analysis of the M&I portfolio, our assumptions regarding consumer behaviour, future real estate market conditions and general economic conditions. In calculating price to adjusted tangible book value we used IBES estimates to arrive at M&I's pre-provision after-tax earnings until closing of the transaction. This number is used for illustrative purposes only and actual results may differ materially from the IBES estimate Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating transaction and integration costs. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Non-GAAP Measures Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal's Fourth Quarter 2010 Earnings Release and Bank of Montreal's 2010 Management's Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations. Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs. Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

Additional Information for Stockholders In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.bmo.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents" or from M&I by accessing M&I's website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings." BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO's 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Price to Adjusted TBV LTM denotes last four quarters of M&I financial data. Based on provision of 50 bps on LTM average loans of $43 billion. Excludes one-time charges, gain/losses on securities, and TARP dividends. Assumes three quarters of M&I pre-provision after-tax earnings before close, beginning with Q4 2010. Source: Company Disclosure, IBES. Attractive Transaction Multiples Price to Tangible Book Value ("TBV") US$ billions Price to Earnings ("P/E") Price to adjusted tangible book multiple reflects low book value resulting from the credit mark

Frequently Asked Questions

Internal Rate of Return

- IRR in excess of 15%
- 5-year estimate (including synergies, net of one-time charges) using a 12x trailing P/E terminal multiple
- Based on notional capital[(1)] targeted and maintained under fully-implemented Basel III regulations throughout the 5-year period

Goodwill

- Estimated goodwill of approximately US$2 billion
- Represents US$4.1 billion purchase price less tangible book value at close, as well as additional purchase accounting adjustments (e.g., net credit mark, other balance sheet market value adjustments, DTA, core deposit intangibles)

Credit Marks

- Estimated credit mark at close of US$4.7 billion less net charge-offs from 9/30/10 until close
- Adjustment to book value at close will consist of estimated credit mark, less the Allowance for Loan Losses balance as at the closing date (balance of US$1.4 billion as at 9/30/10)
- Allowance for Loan Losses balance following the acquisition close will be zero

TARP Preferred Share Repayment

- TARP preferred share repayment of US$1.7 billion to the U.S. Treasury will be funded from cash/securities

1. Notional capital amount at close of ~US$6.8 billion, representing ~US$3.5 billion for 7.5% of estimated M&I Basel III RWA at close of ~US$47 billion, ~US$2.0 billion for goodwill, ~US$0.6 billion for DTA from tax loss carry-forwards, ~US$0.2 for core deposit intangibles (net of DTL), and ~US$0.5 for additional adjustments.

BMO Financial Group   Acquisition of Marshall & Ilsley Corp. • December 17, 2010   December 19, 2010   4

Frequently Asked Questions Credit ratings(1) confirmed by DBRS (AA), S&P (A+), and Fitch (AA-) Moody's has placed credit rating(1) (Aa2) on review for downgrade Rating Agency Reaction to Transaction Capital Raise Approximately C$800 million equity issuance planned to maintain strong capital ratios Flexibility to raise capital in 2011 prior to close On a Basel II basis, pro-forma the acquisition and equity offering, BMO's Tier 1 Capital Ratio would be ~11.7% as at October 31, 2010 Credit ratings based on DBRS Long-Term Deposit & Senior Rating, S&P Long Term Rating, Fitch Long-Term Issuer Default Rating, and Moody's Long Term Rating Both BMO and M&I management have considerable experience completing successful integrations BMO has completed 12 acquisitions (C$2.2 billion) in the last five years, including four by BMO P&C U.S. (C$0.9 billion) M&I has completed nine acquisitions (US$1.8 billion) in the last five years Considerable Integration Experience

Investor Relations Contact Information VIKI LAZARIS Senior Vice President 416.867.6656 viki.lazaris@bmo.com E-mail: investor.relations@bmo.com www.bmo.com/investorrelations Fax: 416.867.3367 TERRY GLOFCHESKIE Director 416.867.5452 terry.glofcheskie@bmo.com

News
FOR IMMEDIATE RELEASE
BMO Financial Group to acquire Marshall & Ilsley Corporation (M&I)
M&I an excellent strategic, financial, and cultural fit with BMO
•	Consistent with BMO’s stated objective of expanding its North American banking business in the U.S.

•	Transforms and strengthens BMO’s U.S. businesses by increasing scale and providing strong entry into new and attractive markets

•	Transaction provides attractive financial returns for BMO

•	BMO’s capital ratios to remain strong

•	Customers and communities will benefit from combination of two organizations with complementary capabilities and a long history of supporting their interests
TORONTO and MILWAUKEE, December 17, 2010 — BMO Financial Group (TSX NYSE: BMO) and Marshall & Ilsley Corporation (NYSE:MI) today announced that they have entered into a definitive agreement under which BMO will acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction.
Under the terms of the agreement, each outstanding share of M&I will be exchanged for 0.1257 shares of Bank of Montreal upon closing. Based on the closing share price of Bank of Montreal on the TSX of C$62.05 on December 16, 2010, the transaction values each share of M&I at US$7.75, or an aggregate amount of approximately US$4.1 billion in Bank of Montreal common shares. The closing share price of M&I on NYSE on December 16 was US$5.79.

BMO expects to maintain strong capital ratios after the acquisition; BMO intends to raise approximately C$800 million in additional common equity prior to closing of the acquisition. On a Basel II basis, before considering growth in capital from the business prior to closing, BMO’s Tier 1 Capital Ratio as at October 31, 2010, pro forma for the acquisition and equity offering, would be approximately 11.7%.
The transaction has an estimated internal rate of return to BMO of more than 15% and is expected to be accretive to BMO’s earnings in 2013, excluding one-time merger and integration costs of approximately C$540 million. The transaction is expected to generate annual run-rate synergies of approximately C$250 million which will be fully phased in by the end of fiscal 2013.
As part of the agreement, BMO will purchase M&I’s TARP preferred shares at par plus accrued interest — with full repayment to the U.S. Treasury immediately prior to closing. M&I’s existing warrants held by the U.S. Treasury will also be purchased by BMO.
The transaction, which has been approved by the BMO and M&I Boards of Directors, is expected to close prior to July 31, 2011.
Expanding Scale

	US Assets $B	Deposits $B	No. of branches
BMO U.S.	110	54	321
M&I	52	38	374
BMO U.S.- M&I	162	92	695
“The acquisition is consistent with our strategy to strengthen our North American businesses. It transforms BMO’s competitive position in the U.S. Midwest by bringing together highly complementary businesses that align well with BMO’s retail, commercial, and asset/wealth management businesses in the U.S. It also increases scale and provides strong entry into other attractive markets, including Minnesota, Missouri, and Kansas, and expansion in Indiana and Wisconsin,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “For customers, shareholders and employees, the combined bank group will be a stronger entity. This acquisition gives us the opportunity to leverage the greatest strength of both organizations: our brands and reputations.
“We are very pleased to announce this transaction with M&I. We are committed to ensuring an excellent transition and to maintaining M&I’s strong presence and community leadership in Milwaukee and other M&I markets. Making each M&I customer feel welcome will be a high priority for us. Harris and M&I set the standard in the Midwest for exemplary customer experience and commitment to communities, and we will build upon this reputation,” added Mr. Downe. “We have a brand promise common to each of our businesses. It speaks directly to customers and reinforces our focus on personal and commercial banking in North America.”
Upon closing, Mark Furlong, who is currently Chairman, President and CEO of M&I, will become CEO of the combined U.S. Personal and Commercial banking business, based in Chicago. He will report to Mr. Downe and will join BMO’s Management Committee. Also, upon closing, Ellen Costello will be CEO of Harris Financial Corp. and U.S. Country Head for BMO with governance oversight for all U.S. operations. She will report to Mr. Downe and will be a member of BMO’s Management Committee.
Mr. Furlong said: “This transaction is good news for M&I’s shareholders, customers, employees and the communities we serve. It will position us with the capital strength and scale to enhance our commitment to customers and communities. This combination is about two companies that share a vision of building strong long-term customer relationships. BMO has a diversified business mix with a strong reputation for being a consistent lender.”
Both companies have proven execution capabilities and have strong management and deep customer relationships. The combined U.S. banking operations will bring together the best people and resources to create a strong team to lead the business forward. Mr. Furlong, in partnership with Ms. Costello, will lead the integration effort of merging the companies, with focus on disciplined execution of the companies’ plans. Both companies have significant experience at completing numerous transactions successfully.
Under the terms of the merger agreement announced today, M&I will merge with a BMO subsidiary, and existing M&I shareholders will become entitled to receive common shares of Bank of Montreal. In connection with the merger agreement, M&I issued to BMO an option, exercisable under certain circumstances, to purchase up to 19.7% of M&I’s common stock. The transaction is subject to customary closing conditions, including regulatory approvals and approval from shareholders of M&I.

Investor information and call
A conference call is scheduled to take place on Friday, December 17, 2010, at 8:00 a.m. (ET) and will feature a presentation followed by a brief question and answer period with analysts. Interested parties can access this call live on a listen-only basis via telephone at: (416) 695-7806 or 1 (888) 789-9572, passcode No. 7214261# (please call between 7:45 a.m. and 7:55 a.m. ET) and via the internet at: www.bmo.com/investorrelations.
Presentation material referenced during the conference call will be available at www.bmo.com/investorrelations.

A rebroadcast of this presentation will be available until midnight ET, Thursday, February 17, 2011, by calling 1 (800) 408-3053 or (905) 694-9451 and entering passcode No. 2446165#.
Advisors
BMO Capital Markets and JPMorgan Securities LLC acted as financial advisers to BMO, and Sullivan and Cromwell LLP and Osler Hoskin & Harcourt LLP acted as its legal advisers. BofA Merrill Lynch acted as financial advisor to M&I. Wachtell, Lipton, Rosen & Katz and Godfrey & Kahn acted as legal advisors to the Board of Directors of M&I.
About BMO
Established in 1817 and based in Canada, BMO Financial Group serves more than 10 million personal, commercial, corporate and institutional customers in North America and internationally. Our operating groups — Personal and Commercial Banking, BMO Bank of Montreal in Canada and Harris in the United States; Private Client Group, our wealth management business; and BMO Capital Markets — share one vision: to be the bank that defines great customer experience.
About Marshall & Ilsley
Marshall & Ilsley Corporation (NYSE: MI) is a diversified financial services corporation headquartered in Milwaukee, Wis., with $51.9 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank is the largest Wisconsin-based bank, with 192 offices throughout the state. In addition, M&I has 53 locations throughout Arizona; 36 offices along Florida’s west coast and in central Florida; 33 offices in Indianapolis and nearby communities; 26 offices in metropolitan Minneapolis/St. Paul, and one in Duluth, Minn.; 17 offices in the greater St. Louis area; 15 offices in Kansas City and nearby communities; and one office in Las Vegas, Nev. M&I also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments, and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com).
Cautionary statement regarding forward-looking information
Certain statements in this press release are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about current and expected capital requirements, M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO’s earnings in 2013.
Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities, were material factors we considered in estimating transaction and integration costs.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for stockholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as

well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents” or from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.”
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
For News Media Enquiries:
BMO
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Internet: www.bmo.com
M&I
Patty Cadorin, Milwaukee, patty.cadorin@micorp.com, (414) 765-7814
Sara Schmitz, Milwaukee, sara.schmitz@micorp.com, (414) 765-7831
Internet: www.micorp.com
For Investor Relations Enquiries:
BMO
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, (416) 867-6656
Terry Glofcheskie, Director, terry.glofcheskie@bmo.com, (416) 867-5452
M&I
Greg Smith, CFO, Milwaukee, gregory.a.smith@micorp.com, (414) 765-7727